SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Announcement on Abnormal Fluctuation of A-Share Stock Trading	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 28, 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Abnormal Fluctuation of A-Share Stock Trading

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Abnormal Fluctuation of A-Share Stock Trading published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, April 27, 2015

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688	Stock Abbreviation: Shanghai Sinopec	Announcement No.: Lin 2015-12

Sinopec Shanghai Petrochemical Company Limited

Announcement on Abnormal Fluctuation of A-Share Stock Trading

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the information contained in this announcement.

IMPORTANT:

•	The aggregate deviation value of the closing prices of the Company’s stocks in three consecutive trading days of April 23, 24 and 25, 2015 exceeded 20%;

•	According to the Company’s inquiry of its controlling shareholder China Petroleum & Chemical Corporation and its actual controller China Petrochemical Corporation by letter, as of now, none of the Company, its controlling shareholder and its actual controller has failed to disclose any material information that should be disclosed, including, without limitation, any major assets restructuring, share issue, acquisition of a listed company, debt restructuring, business restructuring, divestment, assets injection and other major matters; and they undertake not to plan any of the above major matters at least within the next three months.

I.	Details of Abnormal Fluctuation of Stock Trading

The aggregate deviation value of the closing prices of the stocks of Sinopec Shanghai Petrochemical Company Limited in three consecutive trading days of April 23, 24 and 25, 2015 exceeded 20%, representing an abnormal fluctuation of stock trading in accordance with the relevant provisions of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

II.	Statement of Concern about and Verification of Relevant Matters

With regard to the abnormal fluctuation of the trading price of the Company’s stocks, the Company hereby makes the following statement after checking the relevant matters and inquiring of its largest shareholder and actual controller:

1.	The Company needs not to amend or supplement its previously disclosed information; there is no major event that should be but has not been disclosed by the Company; and the Company has not noticed any media report or market rumor that may materially affect the trading price of the Company’s stocks.

2.	According to the internal inspection by the Company’s board of directors, the Company is in normal production and operation, and there is no major matter that may cause the abnormal fluctuation of the trading price of the Company’s stocks, including, without limitation, any major assets restructuring, share issue, acquisition of a listed company, debt restructuring, business restructuring, divestment, assets injection and other major matters; and the Company undertakes not to plan any of the above major matters at least within the next three months.

3.	According to the inquiry with the Company’s largest shareholder and actual controller, except the information that has been disclosed, to date and in the foreseeable next three months, the Company has not failed and will not fail to disclose any material information that should be disclosed, including but not limited to information about material asset restructuring, share offering, listed company acquisition, debt restructuring, business restructuring, asset stripping, asset injection and other major matters, and undertakes not to plan any of the above major matters within at least the next three months.

III.	Statement on No Material Information That Should Be but Has Not Been Disclosed

The Company’s board of directors confirms that there is no matter that the Company should disclose in accordance with the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and other relevant regulations but has not disclosed, nor is there any plan, negotiation, intention or agreement relating to such matter, and the board of director is not aware of any information that the Company should disclose in accordance with the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and other relevant regulations but has not disclosed and that may greatly affect the trading prices of the Company’s stocks and their derivatives.

IV.	Risk Alert That Is Necessary at the Company’s Discretion

The Company’s board of directors reminds investors that: China Securities Journal, Shanghai Securities News, the Securities Times and the website of Shanghai Stock Exchange (www.sse.com.cn) are the designated newspapers and website for the Company to disclose information. Investors should refer to such designated newspapers and website for information concerning the Company. Please beware of investment risks.

Board of Directors
Sinopec Shanghai Petrochemical Company Limited

April 27, 2015